Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” included in the Proxy Statement/Prospectus of Ebix, Inc. and A.D.A.M., Inc. that is made a part of the Registration Statement (Form S-4 No. 333-169948) and related Prospectus of Ebix, Inc. for the registration of up to 3,748,354 shares of its common stock and to the incorporation by reference therein of our reports dated March 16, 2010, with respect to the consolidated financial statements of Ebix, Inc., and the effectiveness of internal control over financial reporting of Ebix, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Cherry, Bekaert & Holland, L.L.P.
Cherry, Bekaert & Holland, L.L.P.
Atlanta, Georgia
November 29, 2010